Note 6
New accounting pronouncement
As required, effective January 1, 2001, the funds have adopted the provisions of the AICPA Audit and Accounting
Guide, Audits of Investment Companies. This Guide requires that the funds amortize premium and accrete discount on all fixed-income securities, and classify as interest income gains and losses realized on paydowns on mortgage-backed securities. Prior to January 1, 2001, the funds did not amortize premium and accrete discounts for certain fixed income securities and characterized as realized gains and losses paydowns on mortgage-backed securities. Adopting these accounting principles did not affect the funds net asset value, but did change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of operations. The adoption of this principle was not material to the financial statements of Putnam Variable Trust.